Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt drills 30m at 3.06g/t gold at Souma Trend

    TORONTO, Feb. 22 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce further drill results from an additional 50 RC drill holes spanning four prospect areas along the Souma Trend at the Belahouro licenses in Burkina Faso, West Africa. Some of this drilling was planned to follow-up on excellent results from the BSF1 Prospect including 23m (at) 15.51g/t gold -
which was reported in November, 2006. Other drill holes were planned to test a number of high priority targets along the 13 kilometer Souma Trend where
Goldbelt has identified at least six high quality gold prospects.
    Significant mineralization ((greater than)0.5 g/t gold) is reported in 21 of these drill holes.
    December's drilling also identified a new target area directly south of
Souma Village which has been called Dynamite Pit (Figure 2). Drill hole SRC093 intersected 30m (at) 3.06g/t gold in this new target area, and it is believed that the mineralization can be traced to Bouili, one kilometer to the south-east, where there are reports of artisanal activity. In addition, there is a 1,500m soil anomaly extending from Dynamite Pit to the northeast which will be tested in due course.
    Dynamite Pit lies 18 kilometers ENE of the proposed mill site at
Goldbelt's flagship Inata Project.
    The latest significant results are shown in Table 1 and Figures 1 & 2 below. They include:

    <<
    Souma Village
    -------------

    -  8m (at) 5.07g/t gold from 43 meters (SRC064)
    -  12m (at) 2.57g/t gold from 48 meters (SRC065)
    -  4m (at) 3.88 g/t gold from 17 meters (SRC069)
    -  13m (at) 1.97g/t gold from 4 meters (SRC075)
    -  6m (at) 13g/t gold from 87 meters and 10m (at) 12.63 g/t gold from
       101metres (SRC081)

    Dynamite Pit
    ------------

    -  30m (at) 3.06g/t gold from 20 meters (SRC093)

    N'Darga
    -------

    -  17m (at) 1.18g/t gold from 91 meters (SRC050)
    -  3m (at) 2.15g/t gold from 47 meters (SRC087)

    BSF1
    ----

    -  2m (at) 4.8g/t gold from 58 meters (SRC049)

    -------------------------------------------------------------------------
                                                Depth
                                                 of             Inter-  Gold
      Hole                                      hole   From  To   val   grade
     Number      Prospect       East     North   (m)   (m)   (m)  (m)   (g/t)
    -------------------------------------------------------------------------
    SRC049      BSF1           705330   1590000   70   58     60    2    4.8
    including                                          58     59    1   7.41
    -------------------------------------------------------------------------
    SRC050      N'Darga        701950   1590965  150   91    108   17   1.18
    including                                         106    107    1   6.42
    -------------------------------------------------------------------------
    SRC058      Dynamite Pit   701500   1594800  117   98     99    1   10.1
    -------------------------------------------------------------------------
    SRC064      Souma Village  701580   1596130   70   43     51    8   5.07
    including                                          45     49    4   9.71
    -------------------------------------------------------------------------
    SRC065      Souma Village  701570   1596180   72   48     60   12   2.57
    -------------------------------------------------------------------------
    SRC069      Souma Village  701570   1596280   70   17     21    4   3.88
    including                                          17     20    3   4.60
    -------------------------------------------------------------------------
    SRC070      Souma Village  701625   1596320   62   50     60   10   0.92
    including                                          51     52    1   2.81
    -------------------------------------------------------------------------
    SRC071      Souma Village  701595   1596470   70   55     66   11   0.92
    including                                          60     63    3   1.94
    -------------------------------------------------------------------------
    SRC075      Souma Village  701620   1596630   40    4     17   13   1.97
    including                                           8     13    5   3.37
    -------------------------------------------------------------------------
    SRC081      Souma Village  701700   1595859  123   87     93    6  13.00
    including                                          91     93    2  28.80
    SRC081                                            101    111   10  12.63
    including                                         108    111    3  40.09
    -------------------------------------------------------------------------
    SRC087      N'Darga        702000   1590400  153   47     50    3   2.15
    including                                          48     49    1    4.2
    -------------------------------------------------------------------------
    (x)SRC089   N'Darga        702580   1590150  183   84     88    4   1.63
    -------------------------------------------------------------------------
    SRC093      Dynamite Pit   701480   1594600  111   20     50   30   3.06
    including                                          28     31    3  11.09
    including                                          42     43    1  23.50
    -------------------------------------------------------------------------
    Table 1. Significant 2006 drill results from the Souma Trend
    -------------------------------------------------------------------------
    (x)Denotes that the mineralization is quoted from a 4m composite sample

    Notes for 2006 RC drilling

    -  All holes are drilled by reverse circulation
    -  All holes have been drilled to Grid East (between 085 degrees and 098 degrees magnetic) and at an inclination of -60 degrees. All holes have been downhole surveyed at least every 50m
    -  All samples are 1m interval riffle split RC samples (unless stated
       otherwise) where the original 4m composite samples returned values in excess of 0.3 g/t gold
    -  All samples were prepared at the SGS Laboratory in Ouagadougou by lead recuperation, fire assay with an atomic absorption spectrometry (AAS)
       finish (a detection limit of 0.01 ppm Au quoted by SGS)
    -  Internationally recognized geo-reference standards, duplicate samples and blank samples are inserted in sequence with all drilling samples at a frequency of 1 in every 25, 20 and 30 respectively to monitor the accuracy of the procedure
    -  All results of geo-reference standards and blanks are routinely monitored to be within acceptable limits for the type and method of analysis used
    -  All results are reported to two decimal places
    -  The intercepts quoted are down-hole lengths and therefore might not represent the true widths of the mineralisation
    -  All intercepts are greater than 5 gramme-metres and are quoted using a
       0.5 g/t gold lower cut-off, no upper cut-off and less than 4m of internal dilution ((less than)0.5 g/t gold)
    >>

    "These new results confirm the potential of the Souma Trend to host significant near-surface, and often high-grade mineralization. Goldbelt is pursuing additional gold resources and the Souma Trend will be the focus of our aggressive 2007 exploration program due to its proximity to our proposed mill site at Inata," said Peter Turner, Vice President of Exploration and
Business Development of Goldbelt.
    For the full text of this release including all tables and figures, please visit our website, or click on
http://www.goldbeltresources.com/_resources/Feb_22-07.pdf.
    The information in this report relating to Exploration Results is based on information compiled by Dr. Peter Turner, who is the Vice President of
Exploration and Business Development of Goldbelt Resources Ltd. Dr. Turner is
a full-time employee of Goldbelt Resources Ltd, a Member of the Australasian
Institute of Mining and Metallurgy and has sufficient experience which is relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined by the National Instrument 43-101.
    Dr. Turner consented to the filing of the written disclosure in this press release with the securities regulatory authorities referred to above.

    GOLDBELT RESOURCES LTD.

    Per: "Peter Turner"
    Dr. Peter Tuner, VP Exploration & Business Development

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email:
lsandilands(at)goldbeltresources.com/
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 12:48e 22-FEB-07